Exhibit 99.46
Watts, Griffis and McOuat
CERTIFICATE (Updated September 22, 2006)
To Accompany the Report titled
“An Audit of the Mineral Reserves/Resources Tayoltita, Santa Rita, San Antonio and
San Martin Mines, as of December 31, 2004, for Wheaton River Minerals Ltd.”
dated March 9, 2005
I, Velasquez Spring, do hereby certify that:
1.	I reside at 1020 Walden Circle, Unit 17, Mississauga, Ontario, Canada, L5J 4J9.

2.	I am a graduate from the University of Toronto, Toronto, Ontario with a B.A.Sc. Degree in Applied Geology (1957), and 1 have practised my profession continuously since that time.

3.	I am a member of the Association of Professional Engineers Ontario (Membership Number 43927011).

4.	I am a Senior Geologist with Watts Griffis and McOuat Limited, a firm of consulting geologists and engineers, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

5.	I am a qualified person for the purpose of NI 43-101 with regard to epithermal mineral deposits and resource and reserve audits.

6.	I visited the four mining properties on four occasions between January 16 to 26, 2002, March 7 to 11, 2002, January 18 to 22, 2003, and September 27 to October 3, 2004.

7.	I was solely responsible for Section B: Sections C12 and C13; Section D12; Section El and co-authored with Ross MacFarlane Sections A and F4.

8.	I have no personal knowledge as of the date of this certificate of any material fact or change, which is not reflected in this report.

9.	Neither I, nor any affiliated entity of mine, is at present, under an agreement, arrangement or understanding or expects to become, an insider, associate, affiliated entity or employee of Wheaton River Mineral Ltd., or any associated or affiliated entities.

10.	Neither I, nor any affiliated entity of mine own, directly or indirectly, nor expect to receive, any interest in the properties or securities of Wheaton River Mineral Ltd., or any associated or affiliated companies.

Watts, Griffis and McOuat
11.	Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Wheaton River Mineral Ltd., or any associated or affiliated companies.

12.	I have read the NI 43-101 and Form 43-101Fl and have prepared the technical report in compliance with this NI 43-101 and Form 43-101F1; and have prepared the report in conformity with generally accepted Canadian mining industry practice.
     signed by
“Velasquez Spring”
Velasquez Spring. P.Eng., B.A.Sc.
Updated September 22, 2006